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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

TUCOWS INC.
(Name of Issuer)
Common Stock, No par value per share
(Title of Class of Securities)
898697107
(CUSIP Number)
Robert S. Hart, Esq.
Mark Cuban Companies
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	898697107	Page	2	of	5

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on August 22, 2005 (the “Schedule 13D”) as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on August 19, 2008, relating to the common stock, no par value per share, of TUCOWS, INC., 96 Mowat Avenue, Toronto, Ontario M6K 3M1 (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Exhibit
Number	Description of Exhibit
99.1	Stock Purchase Agreement, dated August 15, 2008, by and between Mark Cuban and Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2008	/s/ Mark Cuban
Mark Cuban

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Stock Purchase Agreement, dated August 15, 2008, by and between Mark Cuban and Lacuna Venture Fund LLLP and Lacuna Hedge Fund LLLP.